United Wisconsin Grain Producers LLC

PO Box 247

W1231 Tessmann Road

Friesland, WI  53935

October 10, 2005

Ms Nili Shah

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          United Wisconsin Grain Producers LLC

Forms 10-KSB for the fiscal year ended December 31, 2004

Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005

File No. 0-50733

Dear Ms Shah:

On behalf of United Wisconsin Grain Producers LLC, set forth below is our response to the Staff’s comment letter dated September 29, 2005 regarding the above-referenced filings of the Company.  To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff’s comments provided in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management’s Discussion and Analysis, page 14

Application of Critical Accounting Policies, page 19

1)     In future filings, please include a discussion and analysis of your critical accounting estimates that does not repeat your significant accounting policies included in Note 1, but rather address the factors considered and assumptions used in making these critical estimates and the potential impact on the financial statements if actual results differ from your assumptions.  Specifically, your disclosure should address your methodology for fair valuing your derivative instruments.  Regarding your disclosure in your Form 10-QSB for the fiscal quarter ended June 30, 2005, your disclosure should explain in sufficient detail how you arrived at your estimate of the incentives you have earned from the Commodity Credit Bioenergy Program.  Refer to Financial Reporting Policy 60 and Proposed Rule 33-8098 for guidance.  In your response, please tell us what your disclosures will look like in future filings.

Our critical accounting estimates include the valuation of our derivatives at fair market value on the date of the financial statements.  The market value is determined by applying the Chicago Board of Trade or New York Mercantile Exchange market price for each open derivative instrument on the financial statement date.  In our June 30, 2005 10-QSB, our financial statement reflected an estimate of the incentive earned from the Commodity Credit Bioenergy Program.  The incentive administered by the U.S. Department of Agriculture must be approved by the Office of Management and Budget (OMB).  At June 30, 2005 the incentive had been approved by the OMB and the company filed all applicable applications for the incentive.  Our estimate is determined by multiplying the increase in gallons of denatured ethanol produced during the quarter by the lowest historical rate per gallon published on the Commodity Credit Bioenergy Program website.  In future SEC filings our disclosures will include the factors considered and the assumptions used in making these critical estimates such as those identified.

3.  Bank Financing, page 31

2)     In future filings, please include a discussion of your material financial debt covenants, including the actual ratio amounts for each of the periods presented, unless you believe that the likelihood of default is remote.  See Section 501.03 of the Financial Reporting Codification.  Please also tell us if you have violated any of your financial debt covenants during fiscal years 2003 and 2004 and your interim periods for the three-months ended March 31, 2005 and June 30, 2005, including a discussion of any waivers obtained, if necessary.

We have not violated any of the financial debt covenants during our fiscal years 2003 and 2004 or during the first two quarters of 2005.  In our future SEC filings we will include a discussion of the material financial debt covenants and the actual ratio amounts for each of the periods presented, unless we believe the likelihood of default is remote, in which case we will report that.

9.  Commitments and Contingencies, page 33

3)     Regarding the unasserted claim, please address the following:

•      Please tell us with a view toward future disclosure what the issue is surrounding the unasserted claim.  Also tell us the current status of this unasserted claim.

•      We note that you are unable to estimate the potential liability.  You further comment that you believe the liability will not have a material adverse effect on your financial position.  Please tell us with a view toward future disclosure how you concluded that this contingency will not be material to your financial position if you are unable to estimate the potential liability.

•      Please tell us with a view toward future disclosure the potential effect of this contingency on your financial position and liquidity.

•      Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.  As such, please either disclose the estimated additional loss or range of loss that is reasonably possible, or disclose that such an estimate cannot be made.  Refer to paragraph 10 of SFAS 5 for guidance.

•      Please include disclosure for this unasserted claim in all future filings, including your interim financial statements.  Refer to Instruction 2 (2)(ii) to Item 310(b) of Regulation S-B for guidance.

Regarding the unasserted claim listed under Commitments and Contingencies on page 33 of our form 10-KSB for the fiscal year ended December 31, 2004:  This claim was settled and paid in April 2005 for $18,975.00.  We do not believe this settlement amount is material to our financial statements.  We determined the potential liability would not have had a material adverse effect on our financial position because the maximum claim of approximately $72,000 was not material to our financial statements and would not have impacted an investor’s decision to buy or sell UWGP security interests.  We will provide disclosure for the unasserted claim in our form 10-KSB for the fiscal year ending December 31, 2005.

Item 8A. Controls and Procedures, page 35

4)     We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures “…are effective in ensuring that material information related to us is recorded, processed, summarized and reported within the time periods required by the forms and rules of the Securities and Exchange Commission.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rules 13a-15(e) and 15d-15(e) for the full definition of disclosure controls and procedures.

We confirm the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the SEC reports we have filed or submitted under the Exchange Act has been recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms; and to ensure that the information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   In our future SEC filings we will report on our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Exhibits, page 40

5)     In future filings, please ensure that your certifications required under section 302 of the Sarbanes-Oxley Act conform exactly to the language per Release Number 33-8238.  Specifically refer to 4.c. of your 302 certifications.

In our future SEC filings, our certifications required under section 302 of the Sarbanes-Oxley Act will conform exactly to the language per Release Number 33-8238.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

1. Summary of Significant Accounting Policies, page 9

Inventories, page 10

6)     In future filings, please state your inventory costing method.

Our inventory costing method is described in Note 1 to the financial statements.  We will continue this disclosure in future filings.

Derivative Instruments, page 10

7)     We note that you are required to maintain cash balances related to your derivative instrument positions, which you have classified as restricted cash and are including such amount in cash and cash equivalents on the face of the balance sheets and are also including such amounts in the beginning and ending balances of cash and cash equivalents on the statements of cash flows.  In future filings, please revise your statements of cash flow presentation to not include restricted cash in the beginning and ending balances of cash and cash equivalents.  Refer to paragraph 7 of SFAS 95 for guidance.

The cash balances required to be maintained at the broker will be classified in future filings as margin deposits.  Prior period amounts will be reclassified to conform with the current period presentation.

If you desire clarification of the above responses or require additional information relating to the Company, please call Barb Bontrager at (920)348-5016.

Respectfully,

/s/ Jeff Robertson
Jeff Robertson
Chief Executive Officer